

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2012

<u>Via E-mail</u>
Minggang Xiao
Chief Financial Officer
China Pediatric Pharmaceuticals, Inc.
9th Floor, No. 29 Nanxin Street
Xi'an, Shaanxi Province
People's Republic of China 710004

   Re: China Pediatric Pharmaceuticals, Inc.
      Preliminary Information Statement on Schedule 14C
      Filed December 19, 2011
      File No. 000-52007

Dear Mr. Xiao:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Jeffrey Riedler

          Jeffrey Riedler
          Assistant Director

cc: Bin Zhou, Esq.
   Bernard & Yam, LLP
   401 Broadway, Suite 1708
   New York, NY 10013